GREAT-WEST
LIFECO INC.

RECEIVED
2004 DEC -3 A 11:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 1, 2004

04046804

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- November 10, 2004 (purchase and cancellation).
- November 18, 2004 (purchase and cancellation).
- November 26, 2004 (purchase and cancellation).
- December 1, 2004 (purchase and cancellation).

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

12/21

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

L509-01/02

2004-11-10, 17:19:29, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2004-11-10		
Date of transaction	2004-11-05		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2004-11-10, 17:17:34, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2004-11-10
Date of transaction	2004-11-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	25.9627 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-11-18, 09:43:05, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2004-11-18
Date of transaction	2004-11-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-11-18, 09:39:56, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2004-11-18
Date of transaction	2004-11-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	26.3708 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

Exemption # 82-34728

2004-11-26, 14:17:16, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	39800
Filing date	2004-11-26
Date of transaction	2004-11-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	39800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-11-26, 14:15:13, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2004-11-26
Date of transaction	2004-11-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	39800
Unit price or exercise price	26.1819 Currency Canadian Dollar
Closing balance of securities held	39800
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-12-01, 15:23:55, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2004-12-01		
Date of transaction	2004-11-26		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	26.2316	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2004-12-01, 15:25:55, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2004-12-01
Date of transaction	2004-11-26
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

GREAT-WEST
LIFECO INC.

RECEIVED
2004 DEC -3 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 1, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated November 24, 2004 announcing a "Further Normal Course Issuer Bid" has been approved by the Toronto Stock Exchange.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. announces Further Normal Course Issuer Bid

Winnipeg, November 24, 2004 ... Great-West Lifeco Inc. announced today that a further normal course issuer bid has been accepted by The Toronto Stock Exchange. The bid will commence on December 1, 2004 and will terminate on November 30, 2005.

The Corporation intends to purchase for cancellation, during the course of the bid, up to but not more than 6,000,000 common shares of the Corporation, representing 0.67% of its 890,707,848 common shares outstanding as of November 24, 2004. Any common shares purchased by the Corporation under the bid will be cancelled.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.
The Corporation utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Corporation's Stock Option Plan.

During the past 12 months, the Corporation purchased 5,931,600 common shares pursuant to its previous normal course issuer bids, at an average price of $24.22 per share.

Great-West Lifeco Inc. is a member of the Power Financial Corporation group of companies.

- 30 -

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705